Mail Stop 4561
									April 11, 2006

Mr. Roland Vetter
President and Chief Financial Officer
International Gold Resources, Inc.
15321 Main Street NE 152
Duvall, WA 98019

      Re:	Montpellier Group, Inc.
		Form 10-KSB for Fiscal Year Ended October 31, 2004 Form 10-QSB for Fiscal Quarter Ended January 31, 2005 Form 10-QSB for Fiscal Quarter Ended April 30, 2005 File No. 0-50103

Dear Mr. Vetter:

We have reviewed your response letter dated February 14, 2006 and have the following additional comments.

Staff Accountant`s Additional Observations and Comments

Form 8-K/A filed November 2, 2005

Exhibit 99.1 - Financial statements for the period from March 16,
2004 (inception) to October 31, 2004

Note 7.  Convertible Debentures Payable

1. We have reviewed your response to prior comment three.  We do not
understand your conclusion that a separate option with the same terms
would not be a considered to be a derivative under SFAS 133.
Please
tell us how you specifically evaluated the criteria in paragraph
12
of SFAS 133 in reaching your conclusion that the conversion feature is not considered a derivative.

2. Further to the preceding comment, if the embedded conversion feature meets the definition of a derivative, you must evaluate the criteria in paragraph 11(a) of SFAS 133 to determine if the instrument qualifies for the scope exception. In order to meet this scope exception, you must satisfy the criteria in both paragraphs 11(a)(1) and 11(a)(2) of SFAS 133. It appears that you would satisfy the criteria in paragraph 11(a)(1) as the conversion feature is indexed to your own stock. In order to meet the criteria in 11(a)(2), evaluation of the convertible instrument under EITF 00-19 is required. The first step in the EITF 00-19 analysis is to determine whether the host instrument is conventional convertible under paragraph 4. We do not understand how you reached the conclusion that your debentures are conventional convertible as they are not convertible to a fixed number of shares. Specifically, the fact that the debenture is convertible into the number of common shares determined by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less, indicates that the number of shares to be issued on conversion is not determinable until the date of conversion. Please tell us how, in light of the above factors, you determined that your convertible debentures are conventional convertible under paragraph 4 of EIFT 00-
19.

3. Further to the above comment, if the instrument is not
determined
to be conventional convertible, further analysis of paragraphs 12-
32
of EITF 00-19 is required in order to determine if the instrument meets the scope exception in paragraph 11(a) of SFAS 133. As it appears that your instrument is not conventional convertible, please tell us how you evaluated the criteria in each of paragraphs 12-32 of
EITF 00-19 in reaching the conclusion that you meet the paragraph 11(a) scope exception of SFAS 133. Please note that if the instruments do not meet the criteria in any one of the paragraphs 12-
32 of EITF 00-19, the instrument does not qualify for classification in stockholders` equity in the statement of financial position and therefore the instrument does not meet the 11(a) scope exception and would be required to be bifurcated from the host contract and accounted for as a derivative at fair value, with changes in fair value recorded in earnings.

4. We have read your response to prior comment four. Please tell us what types of entities (i.e. banks, individuals, etc.) these notes payable, convertible notes payable and convertible debentures payable are with. Also tell us how the rates on these notes compare to rates you could obtain on similar notes in the open market. Finally, please tell us whether all notes are with different investors, or if multiple notes have been issued to one investor. If multiple notes have been issued to one or more investors, please disclose to us whether any such investors hold a material percentage of the notes and debentures outstanding.

Note 8.  Common Shares

5. We have reviewed your response to prior comment five. As it relates to the shares issued in lieu of cash payments, please tell us how you determined the fair value of the non-publicly traded shares was more reliably measurable than the fair value of the consideration received (i.e. the cash amount not required to be paid).

6. Further to the previous comment, in relation to the shares issued to debt holders during the period ended October 31, 2004, please clarify for us for what purpose they were issued. Note 8 indicates that these were financing fees while the statement of stockholders` deficit indicates that they are bonuses. Based on the purpose, tell us how you considered customary financing fees or loan extension fees, as applicable, in determining whether the fair value of the services received or the shares issued was more reliably measured.

Exhibit 99.2 - Unaudited Pro Forma Consolidated Financial
Statements
as of October 31, 2004 and July 31, 2005

7. We have read your response to prior comment seven.  Please provide
the following information:
a) Please tell us whether there was a change in ownership of the shares of Montpellier prior to or at the time of the acquisition. As of August 6, 2005, Donna Loui owned 15,000,000 shares, or 46% of the
outstanding shares of Montpellier, as reported in the Schedule 13D filed August 17, 2005 and Paul Hayward owned 5,000,000 shares, or 15%
of the outstanding shares of Montpellier, as reported in the Schedule
13G filed August 17, 2005. Therefore, we do not understand how, subsequent to the acquisition, Lantz Financial Inc. and Pan American
Capital Group were the only shareholders holding over 10%, with 4,000,000 and 6,400,000 shares, respectively, as indicated in your response letter. If there was a change in ownership, please tell us whether any of the persons or entities receiving shares were affiliated with IGR in any manner.
b) We do not understand your statement that two members of the Board of Directors of Montpellier prior to the acquisition continue to serve on the Board subsequent to the acquisition. In a Form 8-K filed August 18, 2005, the resignation of Donna Loui was announced, and she is listed as a past officer and director in your Form 10-KSB for the fiscal year ended October 31, 2005. In light of this, explain your statement that directors of Montpellier prior to the acquisition continue to hold a majority of the seats on the Board of
Directors subsequent to the acquisition.
c) Tell us how you considered IGR`s right to designate five new directors of Montpellier, at which time the current directors of Montpellier would immediately resign, per paragraph 2 of the Agreement and Plan of Merger filed as an exhibit to your Form 8-K filed August 19, 2005, in evaluating paragraph 17(c) of SFAS 141.
d) Tell us whether Mr. Roland Vetter was affiliated with IGR in any manner prior to Montpellier`s acquisition of IGR. In this respect, we note that Mr. Vetter was appointed as a director and officer of Montpellier on August 18, 2005 (per the Form 8-K filed that same date), only one day prior to Montpellier`s acquisition of IGR on August 19, 2005 (per the Form 8-K filed that same date), and that Mr.
Vetter remained an officer and director of Montpellier subsequent to the acquisition, in spite of the rights available to IGR described in paragraph c above, and while all other former officers and directors of Montpellier resigned.
e) Please clarify when Mr. Vetter became an officer and director of
Montpellier. The date of July 1, 2005 included in your response is inconsistent with the date of August 18, 2005 reported in the Form 8-
K filed that date and within Item 9 of your Form 10-KSB for the year ended October 31, 2005.

8. We have read your response to prior comment eight. Taking into consideration the questions raised in the preceding comment, please provide additional analysis as to how you determined which entity is the accounting acquirer in accordance with paragraph 17 of SFAS 141.
In addition, please tell us how you considered the identification of the accounting acquirer, Montpellier`s status as a public shell, the fact that the business of IGR is the continuing business of the entity, and other relevant factors in determining the accounting treatment of the transaction. Please include references to the accounting literature that you relied upon in reaching your conclusions.

9. We note that the shares of IGRU had a trading price of $.08 on August 19, 2005 on the OTC BB. Please tell us how you considered the guidance in EITF 99-12 in determining the fair value of the shares issued in the acquisition.

Exhibit 99.4 - Financial Statements for the nine month period ended
July 31, 2005

10. We have reviewed your response to prior comment eleven.
Please
file an amended Form 8-K which includes a statement of operations and statement of cash flows for the period from March 16, 2004
(inception) to July 31, 2005.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Roland Vetter
Montpellier Group, Inc.
April 11, 2006
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